
NYSE
AX
Axos Financial, Inc.
34.9600
axos
FINANCIAL
AX
LISTED
NYSE

Axos Financial, Inc.
Investor Presentation

May 5, 2025

NYSE: AX

axos™
Banking Evolved℠

Safe Harbor



This presentation contains forward-looking statements that involve risks and uncertainties, including without limitation statements relating to Axos Financial, Inc.'s ("Axos") financial prospects and other projections of its performance and asset quality, Axos' deposit balances and capital ratios, Axos' ability to continue to grow profitably and increase its business, Axos' ability to continue to diversify its lending and deposit franchises, the anticipated timing and financial performance of other offerings, initiatives, and acquisitions, expectations of the environment in which Axos operates and projections of future performance. These forward-looking statements are made on the basis of the views and assumptions of management regarding future events and performance as of the date of this presentation. Actual results and the timing of events could differ materially from those expressed or implied in such forward-looking statements as a result of risks and uncertainties, including without limitation Axos' ability to successfully integrate acquisitions and realize the anticipated benefits of the transactions, changes in the interest rate environment, monetary policy, inflation, tariffs, government regulation, general economic conditions, changes in the competitive marketplace, conditions in the real estate markets in which we operate, risks associated with credit quality, our ability to attract and retain deposits and access other sources of liquidity, and the outcome and effects of litigation and other factors beyond our control. These and other risks and uncertainties detailed in Axos' periodic reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended June 30, 2024, Form 10-Q for the quarter ended March 31, 2025 and its last earnings press release, could cause actual results to differ materially from those expressed or implied in any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Axos undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. All written and oral forward-looking statements made in connection with this presentation, which are attributable to us or persons acting on Axos' behalf are expressly qualified in their entirety by the foregoing information.

Axos Financial's Three Divisions Provide the Foundation for Sustained Long-term Growth


Consumer Banking
Securities
Commercial Banking

Investment Thesis

- Diverse mix of assets, deposits, and fee income reduces risk and provides multiple growth opportunities in varying environments
- Asset-based lending at low loan-to-values has resulted in low historical credit losses
- Differentiated retail digital strategy from "online savings banks" or fin-tech competitors
- Structural cost advantage vs. traditional banks
- New business initiatives generate incremental growth
- Direct-to-consumer and securities clearing and custody businesses provide differentiated sources of growth
- Technology synergies among divisions reduce overall client acquisition and servicing costs

Axos is a Top Performer Versus Bank Peer Group

	Axos Bank	Peer Group[1]	Percentile
ROAA	1.71%	0.54%	93%
Return on Equity	17.13%	5.22%	93%
NIE/Avg Assets	2.00%	2.39%	28%
Net Interest Income	4.60%	2.55%	96%
Efficiency Ratio	42.32%	76.52%	6%

The 93% on ROE means that the Bank outperformed 93% of all banks. The 6% efficiency ratio ranking means that only 6% of banks have lower expenses in comparison to their revenues.

Source: Uniform Bank Performance Report (UBPR) as of December 31, 2024; data retrieved April 4, 2025.
Note 1: Peer group is all savings banks with assets greater than $1 billion for quarter ended December 31, 2024.

Diluted EPS and Book Value Per Share Have Been Consistently Strong

Diluted EPS (FY)

$ Per Share



10.00
7.50
5.00
2.50
0.00
25.3% CAGR
2.48
2.98
3.56
3.97
5.07
7.66
2019 2020 2021 2022 2023 2024

Book Value Per Share (FY)

$ Per Share



50.00
40.00
30.00
20.00
10.00
0.00
18.2% CAGR
17.47
20.56
23.62
27.48
32.53
40.26
2019 2020 2021 2022 2023 2024

Expanding Net Interest Margin Through a Variety of Interest Rate Cycles[1]


Rising Net Interest Margin
6%
4%
2%
0%
3.83%
3.92%
4.13%
4.35%
4.62%
4.78%
0.08%
0.08%
0.26%
5.08%
5.33%
4.33%
2020
2021
2022
2023
2024
Q3 2025
NIM
Effective Fed Funds Rate

Note 1: The Company partnered with H&R Block Bank (HRB) to provide HRB branded financial products. The partnership was terminated December 8, 2020. NIM excludes impact of HRB.

Interest Rate Sensitivity of Loans & Deposits

As of March 31, 2025

Loans

- Of the fixed and hybrid rate loan balances in our portfolio at March 31, 2025, 61% will reprice within 3 years and 90% will reprice within 5 years.



Fixed
7%
Hybrid
20%
Variable
73%

Deposits

Non-Time Deposits by Interest Rate

(Dollars in Thousands)

Interest Rate	Total
0% ~ 2%	$ 6,156,120
2% ~ 4%	$ 10,857,145
4% ~ 6%	$ 3,123,449
	$ 20,136,714

- ~$3.5 billion of deposits that adjust with the Federal Funds rate
- Deposit rate optionality enhanced by $450 million of off-balance sheet deposits from Axos Securities

Loan Growth by Category

$ Millions

Loans	Category	Sub-category	Q3 FY25	Q2 FY25	Inc (Mar)
Loans	Single Family Mortgage & Warehouse	Jumbo Mortgage	$ 3,697	$ 3,641	$ 56
		SF Warehouse Lending	498	509	(11)
	Multifamily & Commercial Mortgage	Multifamily	2,059	2,148	(89)
		Small Balance Commercial	1,281	1,283	(2)
	Commercial Real Estate	CRE Specialty	5,371	5,301	70
		Lender Finance RE	985	914	71
	Commercial & Industrial Non-RE	Lender Finance Non-RE	2,519	2,492	27
		Asset-Based and Cash Flow Lending	2,317	2,041	276
		Capital Call Facilities	1,555	1,277	278
	Auto & Consumer	Auto	400	375	25
		Unsecured/OD	46	44	2
		Other	1	1	—
			$ 20,729	$ 20,026	$ 703

Holistic Credit Risk Management

axos

What We Do

Utilize a holistic credit-risk management framework to manage and monitor credit quality at each stage of the loan life cycle, and leverage specialized Credit Tools to optimize monitoring and reporting capabilities

Credit Monitoring & Oversight

Loan Life Cycle	Set Appetite	Originations	Portfolio Management	Reporting	Special Assets
Axos Credit Objectives	Establish Credit Framework and Culture	Safe Growth	Monitor Assets Throughout Life Cycle	Data-Driven Decision Making	Mitigate Problem Loans
Example of Credit Tools	› Board of Directors › Annual Strategic Plan › Corporate Governance › Policies & Approval Authorities	nCino CoStar Group RIMS exactbid	LERETA	Microsoft SQL Server	LERETA

Note: Credit Tools list is a sampling and is not purported to be comprehensive.

Annualized Charge-offs[1] to Average Loans Outstanding

Strong Credit Performance Exhibited through Low Charge-off Ratios



0.25%
0.20%
0.15%
0.10%
0.05%
0.00%
0.23
0.08
0.12
0.07
0.02
0.04
0.05
FY20
FY21
FY22
FY23
FY24
With HRB
Without HRB

Note 1: The Company partnered with H&R Block Bank (HRB) to provide HRB branded financial products. The partnership was terminated December 8, 2020.

Change in Allowance for Credit Losses (ACL) & Unfunded Loan Commitments Reserve (UCL)

($ in millions)


320
300
280
260
240
220
200
180
160
13.2
270.6
6.2
1.8
0.8
13.8
14.0
280.0
December 31, 2024
ACL + UCL
Gross Charge-offs
Gross Recoveries
Provision for Credit Losses
March 31, 2025
ACL + UCL
ACL
UCL

Allowance for Credit Losses (ACL) by Loan Category

as of March 31, 2025

axos

Loans	$ Millions		
	Loan Balance	ACL $	ACL %[1]
Single Family Mortgage & Warehouse	$ 4,195	15	0.4 %
Multifamily & Commercial Mortgage	3,341	48	1.4 %
Commercial Real Estate	6,356	90	1.4 %
Commercial & Industrial Non-RE	6,390	114	1.8 %
Auto & Consumer	447	13	2.9 %
	$ 20,729	280	1.4 %

Note 1: ACL % is based on gross unpaid principal balance

Commercial Real Estate Specialty[1] Detail
as of March 31, 2025

Loan Type	Balance (mm)	Weighted Avg. LTV	Non-Accrual Loans (mm)
Multifamily	$ 1,485	43 %	$ —
SFR	1,211	38	15
Industrial	957	58	—
Hotel	836	41	—
Office	380	30	5
Other	326	37	15
Retail	176	43	—
Total	**$ 5,371**	**42 %**	**$ 35**



77%
8%
15%

LTV Distribution

- ≤ 50%
- > 50% to 65%
- > 65%

Note 1: Includes Commercial Real Estate Specialty loan portfolio only.

Commercial Real Estate Specialty[1] Detail
as of March 31, 2025

67% of total Commercial Real Estate Specialty balance at March 31, 2025 is indirect note structures where Axos has first payment priority; these loans carry a weighted-average LTV of 39%.

Loan Type	Balance (mm)	Weighted Avg. LTV
Construction	$ 2,350	38 %
Bridge	1,816	45
Stabilized	950	52
Pre-development	255	40
Total	**$ 5,371**	**42 %**

Note 1: Includes Commercial Real Estate Specialty loan portfolio only

Diversified Deposit Gathering

Approximately 90% of deposits are FDIC-insured or collateralized

- Serves approximately 40% of U.S. Chapter 7 bankruptcy trustees in exclusive relationship
- Software allows servicing of SEC receivers and non-chapter 7 cases

- Full service digital banking, wealth management, and securities trading

- HOA and property management
- Business management and entertainment
- Title and escrow companies
- 1031 exchange firms

- White-label banking



Fiduciary Services $1.1B
Consumer Direct $11.2B
Specialty Deposits $1.9B
Distribution Partners $0.4B
Diversified Deposit Gathering Business Lines
Axos Securities $0.9B¹
Small Business Banking $0.5B
Commercial & Treasury Management $4.1B

- Broker-dealer client cash
- Broker-dealer reserve accounts

- Business banking with simple suite of cash management services

- Full service treasury/cash management
- Team enhancements and geographic expansion
- Bank and securities cross-sell

Deposit balances as of March 31, 2025
Note 1: Excludes approximately $450 million of off-balance sheet deposits

Deposit Growth in Checking, Business, and Savings Was Achieved While Transforming the Mix of Deposits

June 30, 2013

Total Deposits = $2.1 billion


Checking and other demand deposits
19%
Time deposits
50%
31%
Savings

March 31, 2025

Total Deposits = $20.1 billion


Time deposits
4%
Checking and other demand deposits
31%
Savings
65%

Checking/Demand Growth (6/2013 - 3/2025) = 1488%
Savings Growth (6/2013 - 3/2025) = 1936%

Customer Base and Deposit Volume is Well Distributed Throughout the United States



WA
MT
ND
MN
OR
ID
SD
WI
MI
WY
IA
NE
NV
UT
CO
KS
IL
IN
OH
MO
CA
KY
WV
VA
OK
TN
AZ
NM
AR
NC
SC
MS
AL
GA
TX
LA
FL
ME
VT
NH
NY
MA
CT
RI
PA
NJ
MD
DE
Number of Accounts
1
1,000
2,000
3,000
3,607
Average Balance
$0
$250,000

Axos Deposits Have National Reach With Customers in Every State

Non-Interest Income Growth and Diversification

Year Ended
June 30, 2019

Total Non-Interest Income =
$82.9 million



7%
7%
6%
14%
64%
Prepayment Penalty Fees
Gain on Sale
Mortgage Banking and Servicing Rights
Broker-Dealer Fees
Banking and Service Fees

Three Months Ended
March 31, 2025

Total Non-Interest Income =
$133.5 million[1]



4%
5%
36%
31%
24%
Broker-Dealer Fees
Advisory Fees
Banking and Service Fees
Prepayment penalty fee income
Mortgage Banking and Servicing Rights

Securities Segment Fee Income[2] (6/2019 – 3/2025) = 562%

Note 1: Represents annualized quarterly March 31, 2025 data
Note 2: Includes advisory fee income from AAS business, which was acquired August 2, 2021

Axos Clearing and Custody Highlights

- Leadership team with more than 100 years combined industry experience.
- Proprietary front- and back-end technologies for advisors and broker-dealers.
- Axos Advisor Services is the 6th largest RIA custodian in the U.S.
- More than $35 billion in Clearing Services client assets under custody and/or administration.

Three Months Ended March 31, 2025


Net Interest Income 3%
Securities Lending 4%
Custody 22%
Margin Lending 12%
Clearing Fees & Execution 20%
Cash Sorting 39%

Custody	$	8,119,686
Clearing Fees & Execution		7,546,235
Cash Sorting		14,601,737
Margin Lending		4,364,553
Securities Lending		1,428,541
Net Interest Income		1,370,220
Net Revenues	**$**	**37,430,972**

Three Months Ended June 30, 2019


Securities Lending 8%
Clearing & Execution Fees 47%
Margin Lending 26%
Cash Sorting 19%

Custody	$	—
Clearing Fees & Execution		5,442,487
Cash Sorting		2,198,140
Margin Lending		3,040,793
Securities Lending		880,751
Net Interest Income		(30,406)
Net Revenues	**$**	**11,531,765**

Axos Advisor Services (AAS) At A Glance

axos

Liberty Provides a Comprehensive Turnkey Platform



Unified Managed Accounts
Easy Rebalancing
Automatic Reconciliation
Customer Relationship Management
Proposal Generation
Simplified Account Opening
eSignature
Tax Management Tools
Fee Billing
Performance Reporting

Serving 212 RIAs[1]
($1M+ AUC)

~$28B Assets Under Custody

TAMPs

57% of Total AUC

Turnkey Asset Management Platform, relies on Reps to gather assets and maintain relationship with investor

Traditional RIAs

41% of Total AUC

Gathers and manages assets, works directly with investor

Small RIAs

2% of Total AUC

Advisors with <$25M in AUC

Data as of March 31, 2025

Note 1: 254 total advisors on Liberty platform; advisors with <$1M AUC comprise <$10M in total assets; there are 9 non-AAS RIAs not on Liberty at Axos Clearing

Secular Industry Trends Provide Opportunities for Axos

Fee Compression for Active and Passive Investment Managers

- RIAs need to reduce costs and streamline back-office ops
- Automation frees up time/resources for client interactions

Advisors are Leaving Wirehouses to Become Independent Advisors

- Axos to provide bundled securities clearing, custody and banking services
- Target small & medium-sized RIAs and IBDs that large custodians do not serve well

Aging Advisor Population is Driving Consolidation and Succession Planning

- Axos to provide succession-based and M&A financing to RIAs and IBDs
- Nationwide footprint and industry focus are competitive advantages

Digitization of Wealth Management

- Axos offers direct-to-consumer self-directed trading and robo-advisory solutions; will offer private label robo-advisory solutions to independent RIAs

Axos Clearing Long-Term Revenue and Expense Synergies

Revenue Synergies

Axos Securities:

- Margin Loans
- Securities Lending
- Fixed Income Trading
- Order Flow
- White-label Robo-Advisor

Axos Consumer Banking:

- White-label Banking
- Auto Lending
- Mortgage Lending
- Unsecured Lending
- Marine Lending

Axos Business Banking:

- Small Business Banking
- RIA Lending



Axos Custody
Axos Clearing
Axos Invest

Cost Synergies

Axos Securities:

- Self-Clearing
- Regulatory/Compliance
- Client Acquisition Costs
- Customer Service
- IT Infrastructure/Dev

Axos Consumer Banking:

- Deposit Servicing Costs
- Client Acquisition Costs

Axos Business Banking:

- Client Acquisition Costs

Axos' Business Model is Differentiated From Other Banks

axos

Customer Acquisition	Sales	Servicing	Distribution
› Digital Marketing › Affinity and Distribution Partners › Data mining/target feeding direct marketing › Cross-selling	› Automated fulfillment › Inbound call center sales › Outbound call center sales › Minimal outside sales › Significant inside sales	› Self-service › Digital journey › Direct banker (call center)	› Balance sheet › Whole loan sales options › Securitization

Core Digital Capabilities

- Data Driven Insight
- Integrated Customer Experience
- Digital Marketing
- Digitally Enabled Operations
- Next-Gen Technology

Key Goals of Universal Digital Bank

Personalization	› Increase chances of offering right product at the right time and place › Personalization is the right antidote for too much choice, too much content, and not enough time
Self-Service	› Automation tools assist customer support and sale of banking products such as deposits, loans, and managed investment portfolios › Products optimized by channel, recipient and journey › Self-service saves time and cost (e.g., activate and deactivate debit-card in platform, send wires via self-service)
Facilitate Partnerships	› Easy integration of third-party features (e.g., biometrics) › Access to value added tools (e.g., robo-advisory, automated savings features) either proprietary or third party › Enable creative customer acquisition partners
Customizable Experience	› Provide holistic, interactive and intuitive design experience › Integrate online experience with other channels › Enable clients to see their entire relationship with Axos
Cross-Sell	› Customized product recommendations based upon analytical determination of need › Streamlined account opening reduces abandonment rates and increases pull-through on new products

Evolving Capabilities of the UDB Platform

axos

UDB offers a growing set of products, capabilities and integrations

UDB 1.0 → UDB 2.0 → White Label UDB

Products + Features

- Banking: Axos deposit products
- Borrowing: Axos loan products
- Investing: Managed Portfolios, Self Directed Trading
- Planning: Account Aggregation, PFM, Credit Monitoring

Segments

- Co-branded Wealth Management
- Small Business Banking

Enablers

- Personalized Offers + Content
- SSO to Enrollment Portals
- Universal Enrollment: Single, digital point of sale

Contact Information

Greg Garrabrants, President and CEO
Derrick Walsh, EVP and CFO
investors@axosfinancial.com
www.axosfinancial.com

Johnny Lai, SVP Corporate Development and Investor Relations
Phone: 858.649.2218
Mobile: 858.245.1442
jlai@axosfinancial.com